UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD,

NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, June 15, 2014, and entitled “Orbotech Responds to Ion’s Requests and Proposes to Declassify the Board of Directors”.

*  *  *  *  *  *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH RESPONDS TO ION’S REQUESTS AND PROPOSES TO

DECLASSIFY THE BOARD OF DIRECTORS

YAVNE, ISRAEL — June 15, 2014 — The Board of Directors of Orbotech Ltd. (NASDAQ/GSM SYMBOL:ORBK) is committed to its publicly stated path of executing upon what it believes are the Company’s strong long-term prospects with the ultimate view of maximizing value for all of the Company’s shareholders. In light of the Board’s focus, it has declined requests by Ion Asset Management Ltd. (“Ion”) contained in letters dated June 9, and June 11, 2014, addressed to the Board, to delay the Company’s 2014 Annual General Meeting and to include multiple new proposals on the meeting agenda. The Board has given careful consideration to Ion’s requests and proposals and determined they are not in the best interest of the Company or its shareholders.

The Company intends to call an Extraordinary General Meeting of shareholders in late July or early August for shareholders to consider a proposal to declassify the Company’s staggered board structure beginning with the Company’s 2015 Annual General Meeting. Under the Company’s proposal, supported by the Board, the declassified structure will be phased in over three annual general meetings. The Company is currently preparing the necessary documentation for this meeting and will distribute it to shareholders as soon as reasonably practicable. The Board supports the proposal to be addressed at the Extraordinary General Meeting because it is in the best interests of the Company and its shareholders and will allow the Board and the Company to focus on maximizing long-term value for all of its shareholders. The Company looks forward to giving its shareholders an opportunity to decide this important matter.

The full text of the Company’s response letter to Ion is included below:

June 15, 2014

Stephen Levey and Jonathan Half

Managing Directors and Co-Portfolio Managers

ION Asset Management Ltd.

Dear Messrs. Levey and Half,

We have received your letters dated June 9, and June 11, 2014, addressed to the Board of Directors of Orbotech Ltd., and have reviewed the proposals and requests in your letters. The Orbotech board is always open to addressing shareholder concerns and is committed to creating value for all shareholders and takes its fiduciary duties and responsibilities very seriously. The Orbotech board has given careful consideration to your proposals and requests and has determined to decline them.

Your requests are not in accordance with applicable law. Compliance with them would require the Company to delay its currently scheduled 2014 Annual General Meeting and it will not do so. Also, the proxy statement for our 2013 Annual General Meeting (filed with the SEC on August 6, 2013) stated that all shareholder proposals to be presented at the 2014 Annual General Meeting must have been received by Orbotech no later than April 8, 2014. We include a deadline of this sort in our proxy statement each year for the orderly maintenance and administration of our annual general meetings and because shareholder proposals submitted long after such deadline, such as those contained in your letters, are disruptive to the existing agenda that has been circulated for shareholder consideration.

As an additional matter, we note that at multiple meetings held starting in April between yourselves and a member of the Orbotech board and senior management, we requested your input about potential nominees to the Orbotech board. On each occasion, you declined to provide any names to us.

Although the Company will not be delaying its 2014 Annual General Meeting, the Orbotech board views the declassification of the board as an appropriate topic for shareholder consideration. Accordingly, the Orbotech board has authorized calling an Extraordinary General Meeting in the near term to allow shareholders to vote on this matter. We anticipate making the specific details of such Extraordinary General Meeting public shortly.

We do not believe that your proposal to amend the Articles of Association of Orbotech to address the capital structure of Orbotech is appropriate for consideration at a general meeting of shareholders or for inclusion in the Articles of Association, and therefore will not submit this proposal at either the 2014 Annual General Meeting or the Extraordinary General Meeting.

The Orbotech board regularly reviews the capital structure of the Company, and to require public reporting on those reviews would disadvantage the Company from a strategic and competitive perspective.

In closing, we reiterate that Orbotech and the Orbotech board remain committed to our publicly stated path of executing upon what we believe are Orbotech’s strong long-term prospects with the ultimate view toward maximizing value for all Orbotech shareholders.

Respectfully,

Yochai Richter,

Active Chairman of the Board of Directors

Orbotech Ltd.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman
Corporate Vice President Investor Relations and Special Projects
Orbotech Ltd.
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: June 16, 2014